Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Client: 20589-00001

February 26, 2014

VIA EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	CommonWealth REIT (“CommonWealth” or “CWH”)

Definitive Additional Solicitation Materials on Schedule 14A

Filed on January 30, 2014 by Corvex Management LP, Mr. Keith A. Meister,

Related Fund Management, LLC, et al.

File No. 001-09317

Dear Mr. Orlic:

On behalf of our clients, Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related” and, together with Corvex, the “Proposing Shareholders”), set forth below is the Proposing Shareholders’ response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter, dated February 20, 2014 (the “Comment Letter”), with respect to the above-referenced Definitive Additional Solicitation Materials on Schedule 14A, which included a presentation to CommonWealth shareholders (the “January Presentation”).

Valuation Update, page 65

1.	We note your belief that reinvesting in CWH’s existing portfolio can lead to an “as-stabilized NOI” of $528 million, an increase of approximately $39 million from “in-place NOI.” We further note that this estimate forms the basis for your calculations of concluded value, net asset value and target share prices. As requested in comment 5 of our letter dated December 12, 2013, please revise to support this estimate, including by:

•	Disclosing how you would reinvest in CWH’s existing portfolio, on an asset-by-asset basis, and the savings you have attributed to reinvestments in each relevant property;

•	Disclosing how you arrived at any projected property management fee savings which are a component of “stabilized NOI,” particularly given that CommonWealth appears currently to be paying an industry average fee of 3% of gross collected rents; and

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•	Disclosing the “non-core assets” contributing to your estimated $600 million in sale proceeds, and describing how such sales might impact the strategic direction of CommonWealth.

Response:

We respectfully submit to the Staff that the Proposing Shareholders have engaged in a thorough undertaking to understand the properties in CommonWealth’s portfolio. The Proposing Shareholders have spent thousands of man-hours over the course of more than a year in order to develop a good faith analysis of CommonWealth’s business, assets and related valuations. The complexity of this undertaking was in no small part due to the fact that CommonWealth has historically not provided useful disclosure regarding its properties, including among other things Net Operating Income (NOI) on a property-by-property basis. In contrast, the Proposing Shareholders have provided detailed information to shareholders that facilitates shareholders’ ability to understand the Proposing Shareholders’ property-by-property valuation assumptions for a significant portion of CWH’s portfolio while also providing ample information to contribute to shareholders’ understanding of the basis for and the limitations on the projected realizable values.

In fact, as further detailed below, Corvex and Related have provided significantly more detailed information about NOI and property level valuation metrics than CommonWealth itself has ever provided to its own shareholders, notwithstanding CommonWealth publicly disparaging Corvex and Related’s estimates. We further respectfully submit to the Staff that requiring the disclosure of any more detailed property-by-property information would be highly prejudicial to CommonWealth shareholders and our clients, as they could very well be used as a valuation roadmap by prospective buyers of any properties that may be put up for sale if a new Board of Trustees is elected.

The Proposing Shareholders have visited approximately 85% of the properties in the CWH portfolio. These visits included lengthy discussions with tenants, brokers and owner/operators across CWH’s markets regarding their experience with Reit Management & Research LLC (“RMR”), the external manager for CommonWealth. The Proposing Shareholders engaged in a true “bottoms-up” analysis engaging consultants and regional property specialists, leveraging Related’s broad national presence and extensive contacts across a variety of markets, to perform an in-depth review of the properties before presenting the financial analysis available in the January Presentation and the updated presentation to CWH shareholders filed as Definitive Additional Solicitation Materials on Schedule 14A on February 13, 2014 (the “February Presentation” and together with the January Presentation, the “Presentations”).

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This process was necessitated by the fact that CommonWealth has never disclosed its Net Operating Income (NOI) on a property-by-property basis, even though in the Proposing Shareholders’ view, such information is readily available to management and provided by most other public REITs. In August 2013, for the first time, CommonWealth identified each property in the portfolio and each property’s revenue. The actual NOI of each of those properties was not disclosed and remains undisclosed by CommonWealth. Given this scant public disclosure of fundamental data, the Proposing Shareholders, after a great expenditure of financial and human capital resources have presented shareholders with a level of detailed analysis that exceeds anything CommonWealth has presented to its shareholders since CWH’s inception in 1986.

Pages 61-74 of the January Presentation and pages 67-80 of the February Presentation provide shareholders with an in-depth look at the results of this process. The Presentations afford shareholders with an opportunity to analyze and evaluate the data underlying the Proposing Shareholders’ conclusions in great detail.

The Proposing Shareholders have demonstrated that their analysis is in good faith and is based on a reasonable basis that has been explained to the investing public in the Presentations and other public filings with the Commission. Reference is made to SEC Release No. 34-16833 (May 23, 1980) which indicates that valuations in soliciting materials are appropriate when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values. Of the many pages of analysis provided, we highlight certain pages below to emphasize the extent of the Proposing Shareholders’ in-depth financial analysis and well-substantiated conclusions, containing ample support from a variety of sources, including when possible CWH’s public filings:

1.	Nearly 20% of the value of CWH’s portfolio is based on six properties. For these six properties, on page 74 of the February Presentation, the Proposing Shareholders provide their current estimated value; this is done on a property-by-property basis. Notably, the Proposing Shareholders’ estimated value for these six properties is lower than CommonWealth’s.

2.

CWH’s top 10 markets, by concluded value, account for over 50% of the value of the entire portfolio. On page 75 of the February Presentation, the Proposing Shareholders on a market-by-market basis provide the NOI, Cap Rate and Concluded Value. From this page alone, shareholders have ample information at their disposal to determine how the Proposing Shareholders plan to re-invest in the

February 26, 2014

existing portfolio, on a market-by-market basis for more than 50% of the CWH portfolio. Additionally given that two of these markets have just a single property, five of these markets have only two properties and eight of the ten markets have less than five properties, shareholders can further determine how the Proposing Shareholders plan to reinvest in the portfolio on an almost property-by-property basis.

3.	On page 76 of the February Presentation, the Proposing Shareholders review the top 20 assets in the portfolio (approximately 56.5% of the total value of the portfolio) and the top 50 assets in the portfolio (approximately 78.8% of the portfolio) and again provide the As-Stabilized NOI, Cap Rate and Concluded Value. Thus, shareholders can examine how the Proposing Shareholders plan to re-invest in the current properties. The Proposing Shareholders have also provided such figures for the non-top 50 assets and the discontinued operations, as classified by CommonWealth.

4.	On page 79 of the February Presentation, the Proposing Shareholders have provided the same key metrics on a property type-by-property type basis. This includes the 52 office buildings in central business districts, the office buildings in suburban districts, industrial properties and all other properties.

To further support their conclusions, the Proposing Shareholders provide recent transactional data from two markets that account for approximately 25% of the CommonWealth portfolio. On page 77 of the February Presentation the Proposing Shareholders dissect recent transactions in the Chicago Market and provide comparisons of weighted average cap rate and weighted average value per square foot. On page 78 the same is done for the Philadelphia market. Shareholders are thus given an additional opportunity to scrutinize the basis for and limitations of the Proposing Shareholders’ analysis.

We further note for the Staff that on April 18, 2013 (more than 10 months ago), the Proposing Shareholders filed an investor presentation disclosing estimated stabilized NOI data and other similar estimates and information to facilitate shareholders’ understanding of the Proposing Shareholders’ financial analysis. During the extensive arbitration proceedings that ensued between CommonWealth, the CommonWealth Trustees and the Proposing Shareholders, which included significant document production and almost two weeks of live testimony from both fact and expert witnesses before an arbitration panel, CommonWealth contended that the Proposing Shareholders’ financial estimates and analyses failed to comply with Section 14(a) of the Securities Exchange Act of 1934. After review of all of the evidence presented at the hearing, the arbitration panel concluded “that the evidence does not support a finding of any actionable violations of Section 13(d) and Section 14(a) of the Exchange Act and Rules 13d-1 and 14a-9 thereunder by any of the parties to this

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proceeding, and therefore denies any relief sought under these statutes and rules.” Since the April 18, 2013 filing, the Proposing Shareholders have continued their examination of the CommonWealth portfolio, have updated their valuation metrics and have provided additional disclosure to shareholders.

During this lengthy diligence process the Proposing Shareholders have given serious consideration to future costs associated with managing the properties without RMR. Related is one of the most prominent privately-owned real estate firms in the United States. Related’s existing portfolio of real estate assets is valued at over $15 billion. As indicated on page 71 of the February Presentation and page 65 of the January Presentation, based on Related’s expertise and knowledge of the real estate market and having considered factors such as the size and location of CWH’s real estate portfolio and having had discussions with CBRE regarding the potential extension of management services for CWH, the Proposing Shareholders estimate that $10 million of property management fee savings can be achieved. The Proposing Shareholders do not believe that the industry average property management fee of 3% of gross collected rents is a hard and fast rule. Rather, the Proposing Shareholders believe that property management services can be provided for less than the “industry average of 3%,” which the Proposing Shareholders believe has been confirmed in this case by Related’s expertise, knowledge, and discussions with CBRE, as noted above.

We respectfully submit to the Staff that with respect to the estimated $600 million in proceeds from non-core asset sales (1) the Proposing Shareholders do not believe such sales will shift CommonWealth’s strategic direction as they do not believe CommonWealth has historically had a stable business strategy to speak of and (2) the authority to identify specific non-core assets will ultimately lie with the new Board of Trustees. The Proposing Shareholders believe the current external management structure of CommonWealth promotes an environment of indiscriminate asset growth for the sake of growth rather than the development of a core business strategy unique to CommonWealth that would have been developed had there been a properly incentivized internal management team in place. The tangible result of this external management structure is CommonWealth’s vast property portfolio which is geographically dispersed and includes various property types but lacks any coherent or efficient business strategy.

Consequently, the Proposing Shareholders do not believe that the sale of non-core assets will represent a shift in the strategic direction of CommonWealth, because they do not believe CommonWealth has historically had a firm strategy – other than asset growth. Based on the vast size and inefficiency of CommonWealth’s current property portfolio and the Proposing Shareholders’ extensive diligence, they are confident that through the formulation of a focused business strategy by the new Board of Trustees, a significant number of non-core assets will be identified, the sales proceeds of which

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can be used to fund the share buy backs should the shares continue to trade below Net Asset Value (NAV). The Proposing Shareholders note that the non-core assets to be identified by the new Board of Trustees could be the best, worst or merely average quality assets in the portfolio, and only assume that they will be assets that fall outside the chosen strategy of the new Board of Trustees.

As a result, page 72 of the February Presentation and page 66 of the January Presentation are illustrative examples of how CWH could maximize value for shareholders, by deploying capital to buy back stock at prices below NAV rather than hold that same capital in the form of non-core assets. These slides depict what the share price and the percentage increase could become, as compared to the current stock price if CommonWealth’s stock were to continue to trade below NAV during the two years illustrated and non-core assets were to be sold at the Proposing Shareholders’ estimate of NAV to fund share buybacks. Notably, these charts consider sales in $150 million increments between $0 and $600 million. The Proposing Shareholders’ illustrative example assumes the midpoint of this range in 2014 and 2015. Their illustrative example also makes no assumption on the quality of the non-core assets to be disclosed and instead assumes they reflect the portfolio average in terms of quality. The Proposing Shareholders expect that the nominees, if elected, and in accordance with their fiduciary duties, will pursue all possible paths to maximize value for CommonWealth shareholders, including intelligent capital allocation strategies such as the redeployment of the capital from non-core assets into more value-creative uses.

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo

Eduardo Gallardo

cc:	James Moloney

    Gibson, Dunn & Crutcher LLP

Keith Meister

    Corvex Management LP

Richard O’Toole

    Related Fund Management, LLC